UMATRIN HOLDING LIMITED

A US Tradad Company (UMHL)

520 S. Snowmass Circle	USA: 1.303.956.5821
Superior, Colorado 80027	Hong Kong: 852.6881.6969
PRC: 86.130.6847.6969

MICHAEL A. ZAHORIK, Vice President

mikealphazulu@earthlink.net

April 20, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Umatrin Holding Limited (f/k/a Golden Opportunities Corp.) Form 8-K Filed April 2, 2015, File No. 000-51190

Dear Ms. Ransom:

This letter is being submitted in response to you comment letter dated April 15, 2015 about the registrant’s above referenced report on Form 8-K. Concurrent herewith, the registrant is filing an amendment of (a) its annual report on Form 10-K and (b) its report on Form 8-K.

The following addresses your specific comments.

General

1. Item 1.01 of Form 8-K is deleted by the amendment of that report. The reason for this deletion is that the registrant is not a party Stock Purchase Agreement described under that caption. That agreement is between our director and officer, Michael Zahorik, as seller and Umatrin Group, Ltd. as buyer. The registrant did not acquire any assets or business as a result of that agreement. The sole consequence of that agreement was a change in control of the registrant, as disclosed under Item 5.01. The facing sheet of the annual report on Form 10-K is being amended to correct the Commission File No., to include the statement regarding filing and posting of Interactive Data Files, to change the registrant’s self designation as a shell company and to identify Mr. Zahorik as a director signing the report. The Stock Purchase Agreement did not change the registrant’s shell company status.

Item 1.01

As noted above, the registrant is not a party to the Stock Purchase Agreement. Accordingly, disclosure of pre-existing material relationships between registrant and Umatrin is not required.

Very truly yours,

By:	/s/ Michael Zahorik
Michael Zahorik
Vice President and Director